Exhibit 99.1

Termination of Previously Announced Initial Public Offering

On October 30, 2026, OPay Limited (the “Company”) (NYSE: OPAY) decided not to complete its previously announced initial public offering (the “Offering”). The decision was made following a recent regulatory inquiry relating to a jurisdiction immaterial to the Company’s business operations. The Company is confident that the inquiry will be concluded satisfactorily in the near future, however, after careful consideration and discussions with the underwriters, the Company determined that not proceeding with the Offering at this time would be the most prudent course of action. As such, the Company and the underwriters mutually agreed to terminate the underwriting agreement dated October 29, 2026, relating to the Offering.

As a result, the Offering will not be completed, and the Company’s ADSs will not commence trading on the New York Stock Exchange as previously scheduled.

Safe Harbor Statement

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact OPay@fgsglobal.com.